UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 22)*

Avalo Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

05338F108

(CUSIP Number)

Brian Kohn

c/o Armistice Capital, LLC

510 Madison Avenue

7th Floor

New York, NY 10022

Telephone Number: (212) 231-4930

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 05338F108

1	NAMES OF REPORTING PERSONS Armistice Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 49,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 49,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, OO

CUSIP No. 05338F108

1	NAMES OF REPORTING PERSONS Steven Boyd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 412,442
	8	SHARED VOTING POWER 49,000,000
	9	SOLE DISPOSITIVE POWER 412,442
	10	SHARED DISPOSITIVE POWER 49,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,412,442
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

Amendment No. 22 to Schedule 13D

The following constitutes Amendment No. 22 to the Schedule 13D filed by the undersigned (“Amendment No. 22”). This Amendment No. 22 amends the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is supplemented and superseded, as the case may be, as follows:

On December 14, 2021, the Board appointed Steven J. Boyd, a current non-employee director of the Board, as Chairman of the Board. Mr. Boyd replaces Michael Cola as Chairman and Mr. Cola will continue to serve on the Board and as Chief Executive Officer of the Company.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

The information in Item 4 is incorporated herein by reference.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. The shares of Common Stock reported to be beneficially owned by the Reporting Persons are based on 112,317,829 shares of Common Stock outstanding as of November 5, 2021, based on information in the Issuer’s Form 10-Q filed with the SEC on November 9, 2021. Of the 49,000,000 shares of Common Stock beneficially owned by the Reporting Persons that are directly held by the Master Fund, 4,000,000 of such shares of Common Stock are issuable upon exercise of warrants directly held by the Master Fund and beneficially owned by the Reporting Persons.

Armistice Capital is the investment manager of the Master Fund, and pursuant to an Investment Management Agreement, Armistice Capital exercises voting and investment power over the securities of the Issuer held by the Master Fund and thus may be deemed to beneficially own the securities of the Issuer held by the Master Fund. Mr. Boyd, as the managing member of Armistice Capital, may be deemed to beneficially own the securities of the Issuer held by the Master Fund. The Master Fund specifically disclaims beneficial ownership of the securities of the Issuer directly held by it by virtue of its inability to vote or dispose of such securities as a result of its Investment Management Agreement with Armistice Capital.

(c) The disclosure in Item 4 is incorporated herein by reference. There have been no transactions in the shares of Common Stock by the Reporting Persons within the past 60 days.

(d) The disclosure in Item 2 is incorporated herein by reference.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 16, 2021
(Date)

Armistice Capital, LLC

By:	/s/ Steven Boyd
Name: Steven Boyd
Title: Managing Member

Steven Boyd

/s/ Steven Boyd